ENERGY TRANSFER LP

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

September 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Timothy S. Levenberg

Re:	Energy Transfer LP Registration Statement on Form S-4 File No. 333-274526

Ladies and Gentlemen:

Energy Transfer LP (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 2:00 P.M., Washington, D.C. time, on September 29, 2023 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

ENERGY TRANSFER LP

By:	LE GP, LLC, its general partner

By:	/s/ Thomas E. Long
Thomas E. Long Co-Chief Executive Officer

cc:	Julian Seiguer, P.C., Kirkland & Ellis LLP

Sean T. Wheeler, P.C., Kirkland & Ellis LLP

Debbie P. Yee, P.C., Kirkland & Ellis LLP

Atma J. Kabad, Kirkland & Ellis LLP